UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

GEOMET, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

GeoMet, Inc. Common Stock, par value $0.001 per share

(Title of Class of Securities)

37250U 201

(CUSIP Number of GeoMet, Inc. Common Stock)

Copies to:
J. Darby Seré	Harry R. Beaudry
Chairman of the Board, Chief Executive Officer, President	Thompson & Knight LLP
GEOMET, INC.	333 Clay Street, Suite 3300
909 Fannin St., Suite 1850	Houston, Texas 77002
Houston, Texas 77010	(713) 654-8111
(713) 659-3855
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$77,749	$6.00

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that 98,416 restricted shares of the Issuer’s common stock are issued in exchange for 566,968 options to purchase the Issuer’s common stock outstanding under the GeoMet, Inc. 2006 Long-Term Incentive Plan and the GeoMet, Inc. 2005 Stock Option Plan that will be eligible for tender pursuant to the offer. These restricted shares have an aggregate value of $77,749 based on a price per share of GeoMet, Inc. common stock of $0.79, the last trading price of the Issuer’s common stock as reported on The Nasdaq Global Market on December 3, 2010.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the value of the transaction (prorated for amounts less than one million).

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:        ☐ This Issuer Tender Offer Statement on Schedule TO is filed by GeoMet, Inc., a Delaware corporation (“GeoMet”), in connection with its offer to exchange certain of the outstanding stock options to purchase GeoMet common stock, par value $0.001 per share (“GeoMet common stock”), that are properly tendered and not properly withdrawn for newly issued restricted shares of GeoMet common stock. The exchange offer will be conducted upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for New Shares of Restricted Stock, dated December 7, 2010, a copy of which is attached hereto as Exhibit (a)(1)(A) (the “Offer to Exchange”) and the related election form and withdrawal form (which together, as may be amended or supplemented from time to time, constitute the exchange offer).

On the terms and subject to the conditions listed in the Offer to Exchange, GeoMet is inviting its employees to exchange options to purchase GeoMet common stock for newly issued restricted shares of GeoMet common stock.

This Issuer Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange, attached hereto as Exhibit (a)(1)(i) (as it may be amended or supplemented from time to time) is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

The name of the subject company is GeoMet, Inc. GeoMet’s principal executive offices are located at 909 Fannin St., Suite 1850, Houston, Texas 77010, and its telephone number at that address is (713) 659-3855.

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to an offer by GeoMet to its employees to exchange outstanding options to purchase GeoMet common stock with a per share exercise price greater than $5.00 (“Eligible Options”), under the GeoMet 2005 Stock Option Plan (the “2005 Plan”) and GeoMet 2006 Long-Term Incentive Plan (as amended effective November 9, 2010) (the “2006 Plan”), for restricted shares of GeoMet common stock as more fully described in the Offer to Exchange (the “Restricted Stock”). Each share of Restricted Stock will be subject to the terms of the 2006 Plan. The actual number of shares of GeoMet Restricted Stock to be exchanged in the Offer to Exchange will depend on the number of shares of GeoMet common stock subject to Eligible Options tendered by GeoMet employees and accepted for exchange. GeoMet is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(B), and Withdrawal Form, attached hereto as Exhibit (a)(1)(C).

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers” and “Risks of Participating in the Option Exchange,” and Sections 2, 6 and 9 of the Offer to Exchange under the caption “The Offer” entitled “Eligible Options; Number of Restricted Stock; Expiration Date,” “Acceptance of Options for Exchange; Grant of Restricted Stock,” and “Source and Amount of Consideration, Terms of Restricted Stock,” respectively, is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in Section 8 of the Offer to Exchange under the caption “The Offer” entitled “Price Range of Shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The filing person is the subject company. Pursuant to Instruction C to Schedule TO, the following persons comprise all the directors and executive officers of GeoMet:

Name	Title
J. Darby Seré	Chairman of the Board, Chief Executive Officer, and President
William C. Rankin	Executive Vice President and Chief Financial Officer
Philip G. Malone	Senior Vice President—Exploration and Director
Brett S. Camp	Senior Vice President—Operations
Tony Oviedo	Vice President, Chief Accounting Officer and Controller
J. Hord Armstrong, III	Director
James C. Crain	Director
Stanley L. Graves	Director
Charles D. Haynes	Director
W. Howard Keenan, Jr.	Director
Michael Y. McGovern	Director
Gary S. Weber	Director

The business address of each of the above named directors and executive officers is 909 Fannin St., Suite 1850, Houston, Texas 77010.

The information set forth under Item 2(a) above and in the Offer to Exchange under “The Offer—Interests of Executive Officers; Transactions and Arrangements Concerning our Securities” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 12, 13, 14 and 15 of the Offer to Exchange under the caption “The Offer” entitled “Eligibility,” “Eligible Options; Number of Shares of Restricted Stock; Expiration Date,” “Purposes of the Offer,” “Procedures for Electing to Exchange Options,” “Withdrawal Rights and Change of Election,” “Acceptance of Options for Exchange; Grant of Restricted Stock” “Conditions of the Offer,” “Price Range of Shares of our Common Stock,” “Source and Amount of Consideration; Terms of Restricted Stock” “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer,” “Legal Matters; Regulatory Approvals,” “Material Income Tax Consequences” and “Extension of Offer; Termination; Amendment,” respectively is incorporated herein by reference.

(b)	Purchases.

The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer” entitled “Interests of Executive Officers; Transactions and Arrangements Concerning our Securities” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under “The Offer—Interests of Executive Officers; Transactions and Arrangements Concerning our Securities” is incorporated herein by reference. The 2006 Plan and the related form of restricted stock award agreement attached hereto as Exhibits (d)(1)-(d)(2) also contain information regarding GeoMet’s securities.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and Section 3 under the caption “The Offer” entitled “Purposes of the Offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in Sections 6 and 12 of the Offer to Exchange under the caption “The Offer” entitled “Acceptance of Options for Exchange; Grant of Restricted Stock” and “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer,” respectively, is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and Section 3 of the Offer to Exchange under the caption “The Offer” entitled “Purposes of the Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in Section 9 of the Offer to Exchange under the caption “The Offer” entitled “Source and Amount of Consideration; Terms of Restricted Stock” is incorporated herein by reference.

(b)	Conditions.

The information set forth in Section 7 of the Offer to Exchange under the caption “The Offer” entitled “Conditions of the Offer” is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in Section 11 of the Offer to Exchange under “The Exchange Offer—Interests of Executive Officers; Transactions and Arrangements Concerning our Securities” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in Section 11 of the Offer to Exchange under “The Exchange Offer— Interests of Executive Officers; Transactions and Arrangements Concerning our Securities” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in Schedule B to the Offer to Exchange and Sections 10 and 17 of the Offer to Exchange under the caption “The Offer” entitled “Information Concerning GeoMet” and “Additional Information,” respectively, is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q are available electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in Sections 11 and 13 of the Offer to Exchange under the caption “The Offer” entitled “Interests of Executive Officers; Transactions and Arrangements Concerning our Securities” and “Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

GEOMET, INC.

/s/ J. Darby Seré
Name:	J. Darby Seré
Title:	Chairman of the Board, Chief Executive Officer, and President

Date: December 7, 2010

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for Shares of Restricted Stock, dated December 7, 2010

(a)(1)(B)	Election Form

(a)(1)(C)	Withdrawal Form

(a)(1)(D)	Memorandum to GeoMet, Inc. Employees

(a)(1)(E)	Agreement to Terms of Election

(b)	Not applicable

(d)(1)	GeoMet, Inc. 2006 Long-Term Incentive Plan (as amended effective November 9, 2010)

(d)(2)	Form of Restricted Stock Award Agreement under the GeoMet, Inc. 2006 Long-Term Incentive Plan

(g)	Not applicable

(h)	Not applicable